UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number 2-93530

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE
COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B.

Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES
One Federal Street, Building 111-4
Springfield, Massachusetts 01105

Financial Statements

The following financial statements are filed as part of this annual report:

(a)

Financial Statements

1.

Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2007 and 2006 and the fiscal years ended December 31, 2007 and 2006, including the reports of Fiondella, Milone & LaSaracina LLP and Deloitte & Touche LLP with respect thereto.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN
Date: June 27, 2008	By: /s/ Jean M. LaVecchia Jean M. LaVecchia Vice President-Human Resources Northeast Utilities Service Company

EXHIBIT INDEX

23.1

Consent of Fiondella, Milone & LaSaracina LLP

23.2

Consent of Deloitte & Touche LLP

Northeast Utilities Service Company
401k Plan

Together With the Reports of Independent Registered Public

Accounting Firms

Financial Statements
As of and For The Years Ended December 31, 2007 and 2006

Supplemental Schedule

As of December 31, 2007

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2007	15

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Northeast Utilities Service Company 401k Plan

We have audited the accompanying statement of net assets available for benefits of the Northeast Utilities Service Company 401k Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

By:	/s/ Fiondella, Milone & LaSaracina LLP
Fiondella, Milone & LaSaracina LLP

Glastonbury, CT

June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Northeast Utilities Service Company 401k Plan

We have audited the accompanying statement of net assets available for benefits of Northeast Utilities Service Company 401k Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

By:	/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

June 22, 2007

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

ASSETS:	2007	2006
Investments, at fair value:
Registered investment companies	$593,411,212	$544,024,843
Investment contracts held by insurance company	441,530,020	414,061,093
ESOP allocated Northeast Utilities common shares	142,475,987	154,225,501
ESOP unallocated Northeast Utilities common shares	35,568,129	42,224,596
Northeast Utilities Common Shares Fund	33,523,195	35,285,002
Loans receivable	10,754,690	10,249,308
Investment held by Brokerage Link	8,296,641	5,966,504
Intermediate Bond Fund	2,315,936	1,042,536
Cash and cash equivalents	2,359,134	1,449,293
Total investments	$1,270,234,944	$1,208,528,676

Receivables:
Employee contributions receivable	1,609,728	1,512,934
Employer contributions receivable	455,279	436,689
Receivable from Northeast Utilities	4,182,960	10,335,569
Total receivables	6,247,967	12,285,192

Total assets	1,276,482,911	1,220,813,868

LIABILITIES:
Notes payable to Northeast Utilities	25,018,391	37,702,871
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,251,464,520	1,183,110,997
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,907,132)	(9,577,578)
NET ASSETS AVAILABLE FOR BENEFITS	$1,238,557,388	$1,173,533,419

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31

	2007	2006
ADDITIONS:
Employee contributions (including rollover contributions)	$42,190,468	$41,611,779
Employer contributions	4,594,872	3,673,379
Employer contributions - ESOP	4,182,960	8,216,299
Total contributions	50,968,300	53,501,457

Net appreciation in the fair value of investments	40,384,817	78,239,405
Interest and dividend income	76,951,010	83,413,462
Total additions	168,304,127	215,154,324

DEDUCTIONS:
Distributions to participants	(100,828,092)	(89,133,696)
Interest expense	(2,382,786)	(3,215,544)
Administrative expenses	(69,280)	(43,931)
Total deductions	(103,280,158)	(92,393,171)
NET INCREASE	65,023,969	122,761,153

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	1,173,533,419	1,050,772,266

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$1,238,557,388	$1,173,533,419

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.

PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401k Plan (the "Plan").  Participants should refer to the Plan document for a more complete description.

General - Northeast Utilities Service Company ("NUSCO"), on its behalf and that of other participating subsidiaries of Northeast Utilities ("NU") (together, the "Company"), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis.  Effective on January 1, 2008, 2007 and 2006, the Plan was amended and restated for several items including an enhanced defined contribution feature (see Note 9 and Contributions, below).  The Plan is a defined contribution plan that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan ("ESOP") within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, NU common shares, rolling over all or a portion of their Plan balances into an IRA or other accepting employer qualified plan or in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan for which a matching contribution is provided in NU common shares and cash (see Contributions).  The allocation of NU common shares to the ESOP portion of a participant’s account occurs following payments on the ESOP loans (see Note 7), which results in the release of shares from the ESOP suspense account.  All contributions are made to the Fidelity Management Trust Company, as Trustee and Plan recordkeeper.  Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction.  Investment options available at December 31, 2007 were as follows:

1.

NU common share units (NU Common Shares Fund)

2.

A fixed income option with State Street Bank and Trust Company

3.

Fidelity Growth Company Fund

4.

Fidelity Growth and Income Fund

5.

Fidelity Magellan Fund

6.

Fidelity Spartan U.S. Equity Index Fund

7.

Fidelity Low-Priced Stock Fund

8.

Fidelity Mid-Cap Stock Fund

9.

Fidelity Freedom Income Fund

10.

Fidelity Freedom 2000 Fund

11.

Fidelity Freedom 2010 Fund

12.

Fidelity Freedom 2020 Fund

13.

Fidelity Freedom 2030 Fund

14.

Fidelity Freedom 2040 Fund

15.

Fidelity International Discovery Fund

16.

A self-directed Brokerage Link account

17.

Frank Russell Global Balanced Fund

18.

Frank Russell Small Cap Fund

19.

Morgan Stanley International Equity Fund

20.

Morgan Stanley Emerging Markets Portfolio

21.

Lord Abbett Developing Growth Fund

22.

Lord Abbett Mid-Cap Value Fund

23.

Hartford Dividend and Growth HLS Fund

24.

Fidelity and PIMCO Intermediate Bond Fund

In addition to NUSCO, the plan sponsor, active participating companies of the Plan (the "Employers") at December 31, 2007 were as follows:

1.

The Connecticut Light and Power Company

2.

Public Service Company of New Hampshire

3.

Western Massachusetts Electric Company

4.

Yankee Gas Services Company

5.

Select Energy, Inc.

6.

E.S. Boulos Company

7.

Select Energy Contracting, Inc.

ESOP Trust - Effective on March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 7).  Two-thirds of the employer matching contributions are allocated to participant accounts in ESOP shares in lieu of cash employer matching contributions.  Payments on the loans from NU, which permit the allocation of such shares, are made based upon a formula as defined within the applicable note agreements.  Before 2007, unless at least 55 years of age with at least 5 years of Plan service, participants could not direct the reinvestment of these shares except as required to meet IRC requirements or for purposes of an in-service withdrawal.  As of January 1, 2007, in place of the age 55 years and 5 years of Plan service requirements, participants with at least 3 years of vesting service (regardless of age) may direct the reinvestment of ESOP shares to other Plan investments.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  As dividends are used to make payments on either of the ESOP loans, ESOP shares are released for allocation to participants’ accounts.  Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.  The dividends received on the unallocated ESOP shares are used to pay the principal and/or interest on the loan from NU.

Contributions

Employee and Matching Contributions:  Under the Plan, active participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, the participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of pre-tax compensation.  Pre-tax and after-tax contributions are subject to certain limitations.  In 2006, non-bargaining and certain bargaining unit employees also may make Roth 401(k) after-tax contributions to the Plan.  Also beginning in 2006, non-bargaining unit employees hired after December 31, 2005, and certain bargaining unit employees, who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

The pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant, in one or more investment funds, including the NU Common Shares Fund.  The Company matches 100 percent of the first 3 percent of a participant’s plan compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six months of service (two-thirds of Company matching contributions is in the form of allocated ESOP shares) while employees with less than six months of service receive no company match.  For 2007, the maximum pre-tax employee contribution is the lesser of $15,500 or 25 percent of a participant’s plan compensation.  For individuals who are age 50 or older during the 2007 calendar year who have made the maximum allowable contribution of $15,500, a catch-up contribution of an additional $5,000 could be made.

K-Vantage Contributions:  Effective on January 1, 2006, the Plan was amended and restated to provide an enhanced defined contribution feature (called K-Vantage) for non-bargaining unit employees newly hired (and certain rehired) after December 31, 2005 and certain bargaining unit employees effective January 1, 2007 or later dates, as subject to applicable bargaining agreements.  Employees hired before January 1, 2006 who elected to participate in K-Vantage instead of continuing active participation in the NUSCO Retirement Plan became eligible for K-Vantage contributions on January 1, 2007.  The same election was provided to bargaining unit employees under the terms of applicable bargaining agreements.

The K-Vantage contribution to the Plan, made on a payroll basis, is age and service based and is the amount of the participant’s applicable Plan compensation multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Vesting - A participant is fully vested in his or her own contributions immediately upon making the contribution.  Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

Effective on January 1, 2006, participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 5 years of Plan service through December 31, 2006.  For participants who have service on or after January 1, 2007, K-Vantage contributions plus actual earnings thereon are vested after 3 years of Plan service.  Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures - As of December 31, 2007 and 2006, investments in the fixed income option include $34,408 and $6,422, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants who left the Plan prior to the April 1, 2000 amendment which eliminated a vesting requirement and from participants who left the Plan prior to being vested in the new K-Vantage feature (see Vesting above for further detail).

Benefits - Following termination or retirement, the participant has several options:  participants may defer receipt of their monies up to the time they attain age 70 ½ if their account balance is greater than $1,000 (see Note 9); they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; and they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

The Plan had no participant benefits payable as of December 31, 2007 or 2006.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income.  Allocations of income are determined at the participant account level.

Participant Loans - Subject to certain limitations, participants may apply for loans from their non-ESOP account balances.  Interest on the loan is set at the prime rate plus 1 percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments - The investments in NU common shares and the self-directed Brokerage Link account are carried at fair value based on the closing market price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $49.26 and $44.31 on December 31, 2007 and 2006, respectively.  The fair value of shares held in investments at registered investment companies and the Intermediate Bond Fund are based on the closing market price at December 31, 2007 and 2006.

The contract with State Street Bank and Trust Company is presented in accordance with the requirements of Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and

Welfare and Pension Plans” (the “FSP”).  As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The accompanying statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments - The fair value of the notes payable at December 31, 2007 and 2006 was $27.8 million and $42.5 million, respectively.

Effective on April 30, 1996, the Plan replaced the group annuity contracts that had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer.  The wrapper is fully benefit-responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.  At December 31, 2007 and 2006, the wrapper contract had a fair value and contract value of zero.  The fair value of the underlying assets at December 31, 2007 and 2006 were $441,530,020 and $414,061,093, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  These assets are managed by PIMCO and Fidelity Investment Management Company and had a contract value of $428,622,888 and $404,483,515, respectively.  The fixed income fund produced an average yield of 5.50 percent for both the years ended December 31, 2007 and 2006.  The crediting interest rate of the fixed income fund was 5.50 percent at both December 31, 2007 and 2006 and is determined semi-annually by State Street Bank and Trust Company based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund.  Management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.  State Street Bank and Trust Company may not terminate the contract at any amount less than contract value.

3.

INVESTMENTS

The fair value of individual investments representing 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, were as follows:

	2007	2006

State Street Bank and Trust Company Contract; 102014	$441,530,020	$414,061,093
NU common shares (including the NU
Common Shares Fund)	211,567,311	231,735,099
Fidelity Growth Company Fund	129,052,884	122,826,957
Fidelity Growth and Income Fund	97,192,127	112,104,172
Fidelity Magellan Fund	78,442,275	73,201,621

During 2007, the Plan’s investments appreciated in fair value as follows:

	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Year ended December 31, 2007 fair value as
determined by quoted market value:
Fixed income	$-	$441,530,020
NU common shares (including the NU Common Shares Fund)	23,314,317	211,567,311
Brokerage Link	995,967	8,296,641
Mutual funds	15,946,427	593,411,212
Intermediate Bond Fund	128,106	2,315,936
Loans receivable	-	10,754,690
Cash and cash equivalents	-	2,359,134
	$40,384,817	$1,270,234,944

Included in the $8.3 million fair value of the Brokerage Link investment above are $2.4 million of mutual fund investments and $5.9 million of common share investments at December 31, 2007.

Included in the $2.3 million fair value of the Intermediate Bond Fund investment above are $1.2 million of mutual fund investments and $1.1 million of interests in common/collective trusts at December 31, 2007.

During 2006, the Plan’s investments appreciated in fair value as follows:

	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Year ended December 31, 2006 fair value as
determined by quoted market value:
Fixed income	$-	$414,061,093
NU common shares (including the NU Common Shares Fund)	72,612,140	231,735,099
Brokerage Link	456,304	5,966,504
Mutual Funds	5,129,470	544,024,843
Intermediate Bond Fund	41,491	1,042,536
Loans receivable	-	10,249,308
Cash and cash equivalents	-	1,449,293
	$78,239,405	$1,208,528,676

Included in $6 million fair value of the Brokerage Link investment above are $0.9 million of mutual fund investments and $5.1 million of common share investments at December 31, 2006.

Included in the $1 million fair value of the Intermediate Bond Fund investment above are $0.5 million of mutual fund investments and $0.5 million of interests in common/collective trusts at December 31, 2006.

4.

TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions hereunder, all affected participants shall become vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made.  Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

5.

ADMINISTRATIVE EXPENSES

The Company pays for all expenses incurred by the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

For the years ended December 31, 2007 and 2006, the Company paid $108,093 and $135,863 of administrative expenses on behalf of the Plan.

6.

TAX STATUS

The IRS has determined and informed the Company by a letter dated October 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  On December 19, 2007, the Board of Directors of the Company approved an amendment and restatement of the Plan effective January 1, 2008.  On January 30, 2008, the Company submitted the amended and restated Plan provisions to the IRS on Form 5300 requesting a new determination letter for the Plan.  Pending a response from the IRS, the Plan administrator, the Vice President - Human Resources of NUSCO, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.

NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements.  The notes accrue interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts.  The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan.  The notes have maturity dates of December 1, 2011 and March 1, 2012, respectively.  The Plan makes principal and interest payments on the ESOP notes based on the number of ESOP shares which are allocated to employees.  Total principal payments made from the Plan amounted to $10.6 million and $12.3 million in 2007 and 2006, respectively.  As of December 31, 2007, the estimated future principal payments under these note agreements are as follows (millions of dollars):

	2008	2009	2010	2011	2012	Thereafter	Total
ESOP I	$3.1	$4.0	$4.0	$4.0	$4.0	$-	$19.1
ESOP II	1.1	1.0	1.0	1.0	0.9	0.9	5.9
Total	$4.2	$5.0	$5.0	$5.0	$4.9	$0.9	$25.0

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants’ accounts.  For the years ended December 31, 2007 and 2006, total ESOP I shares allocated were 254,429 and 366,417, respectively.  For the years ended December 31, 2007 and 2006, total ESOP II shares allocated were 109,041 and 157,035, respectively.

8.

EXEMPT PARTY-IN-INTEREST

For the years ended December 31, 2007 and 2006, the Plan had investments in 6,757,222 and 8,230,503 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $139 million and $166.3 million, respectively.  During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $5.6 million and $6.3 million, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $69,280 and $43,931 for the years ended December 31, 2007 and 2006, respectively.

The Plan made interest payments to NU on the ESOP I note totaling $1.8 million and $2.4 million for the years ended December 31, 2007 and 2006, respectively.  Interest payments to NU on the ESOP II note totaled $0.6 million and $0.8 million for the years ended December 31, 2007 and 2006, respectively.

9.

PLAN AMENDMENTS

Effective January 1, 2008, the Plan was amended and restated for the purpose of applying to the Internal Revenue Service for a new determination letter with respect to the qualified status of the Plan and the tax-exempt status of the related trust. The restated Plan reflected an amendment providing that, effective for paydates after December 20, 2007, a participant’s Roth 401(k) contributions to the Plan are eligible for matching contributions provided the participant has completed six months of service.  The participant’s Roth 401(k) contributions will be aggregated with his or her pre-tax contributions in limiting the total matching contribution to 3% of the participant’s eligible compensation. The restated Plan also reflected an amendment providing, effective January 1, 2008, for the diversification of the ESOP or PAYSOP/TRAESOP Account of any participant who is a former employee, an alternate payee or a beneficiary of a former employee who holds less than one share of Northeast Utilities common shares in those subaccounts.

Effective on January 1, 2007, the Plan was amended for the following items:

•

As subject to collective bargaining, the Plan was amended to provide that certain newly hired bargaining unit employees would participate in K-Vantage and certain active bargaining unit participants were allowed to choose K-Vantage instead of continuing active participation in the NUSCO Retirement Plan.

•

A distributee who is neither an alternate payee nor a surviving spouse may make a direct rollover of a Plan distribution to an individual retirement account.

Effective on November 1, 2006, the Plan was amended to allow a participant’s same-sex spouse/life partner who has registered with the Plan administrator to be the automatic beneficiary of the participant.

Effective on April 1, 2006, the Plan was amended to allow non-bargaining unit employees to make contributions on an after-tax basis under the rules that apply to Roth 401(k) contributions.

Effective on January 1, 2006, the Plan was amended and restated for the following items:

•

The new K-Vantage feature was added (see Note 1 for further information).

•

An automatic enrollment feature for non-bargaining unit employees hired after December 31, 2005 was added to the Plan.

•

To include certain technical amendments to comply with regulations under IRC Section 401(k).

•

The Plan was amended to allow terminated employees to defer the distribution of their Plan account as long as the Plan account value is $1,000 or greater.

•

The Plan was amended to grant former employees the right to roll qualified funds into the Plan.

•

The Plan was amended to expand the conditions under which an active participant may receive a pre-tax hardship distribution.

10.

LEGAL MATTERS

On September 9, 2004, two former employees of a vendor to The Connecticut Light and Power Company (“CL&P”), a participating company in the Plan, commenced a putative class action lawsuit in federal court on behalf of themselves and certain other allegedly similarly-situated vendors.  The plaintiffs alleged that, although they were employees of a vendor to CL&P, they were entitled to be treated as employees of CL&P and, thus, sought participation in various Company-sponsored benefit plans, including the Plan, retroactive to 1990.  In late 2007, CL&P settled the matter in principle, which did not have an impact on the Plan.  The lawsuit was withdrawn in early 2008.

******

FORM 5500 EIN: 06-0810627 Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

(a)	(b) Identify of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Northeast Utilities	NU common shares (including the NU Common Shares Fund), $5 par value	$138,974,582	$211,567,311
	State Street	Investment contracts	428,622,888	441,530,020
*	Fidelity	Growth Company Fund	89,881,765	129,052,884
*	Fidelity	Growth and Income Fund	116,432,497	97,192,127
*	Fidelity	Magellan Fund	81,101,003	78,442,275
*	Fidelity	Spartan U.S. Equity Index Fund	42,463,403	56,316,926
*	Fidelity	Low-Priced Stock Fund	16,126,760	17,690,704
*	Fidelity	Mid-Cap Stock Fund	15,537,176	16,294,783
*	Fidelity	Freedom Income Fund	1,560,731	1,563,897
*	Fidelity	Freedom 2000 Fund	1,540,060	1,542,469
*	Fidelity	Freedom 2010 Fund	11,842,085	12,040,706
*	Fidelity	Freedom 2020 Fund	17,890,267	18,658,397
*	Fidelity	Freedom 2030 Fund	8,418,084	8,735,499
*	Fidelity	Freedom 2040 Fund	3,730,670	3,904,994
*	Fidelity	International Discovery Fund	17,975,173	20,083,949
*	Plan Participants	Brokerage Link	7,650,977	8,296,641
	Frank Russell	Global Balanced Fund	13,026,921	18,173,441
	Frank Russell	Small Cap Fund	4,124,484	5,057,931
	Morgan Stanley	International Equity Fund	37,131,161	35,507,749
	Morgan Stanley	Emerging Markets Portfolio	34,241,548	37,894,626
	Lord Abbett	Developing Growth Fund	8,541,172	9,607,262
	Lord Abbett	Mid-Cap Value Fund	14,683,553	12,729,285
	Hartford	Dividend and Growth HLS Fund	12,851,273	12,921,308
	Fidelity and PIMCO	Intermediate Bond Fund	2,183,878	2,315,936
*	Plan Participants	Loans to participants **	10,754,690	10,754,690
*	Northeast Utilities	Cash and cash equivalents	2,359,134	2,359,134

			$1,139,645,935	$1,270,234,944

*	Indicates party-in-interest.
**	The participant loans have interest rates ranging from 5.00 percent to 10.50 percent with maturity dates ranging from January 2, 2008 to May 27, 2023.